中国大连北港信息产业发展有限公司

加拿大ATC SYSTEMS INC.

合 资 经 营 企 业 合 同 书

中国大连北港信息产业发展有限公司
加拿大ATC SYSTEMS INC.
合资经营企业合同书

第1章　　　总则

中国大连北港信息产业发展有限公司和加拿大ATC　　　　　　　　SYSTEMS INC.，根据《中华人民共和国中外合资经营企业法》及中国的其他有关法规，同意在中国大连市共同投资兴办合资经营企业，特订立本合同。

第2章　　　合营各方

第一条 本合同的各方

中国大连北港信息发展有限公司（以下简称甲方），在中国大连市高新园区登记注册，其法定地址在中国大连高新园区七贤岭基地火炬路1号A座512室；法定代表人：赵燕，职务：董事长，国籍：中国。

加拿大ATC　　　　　　　　　　　　　　　　SYSTEMS INC.（以下简称乙方），在加拿大英属哥伦比亚省登记注册，其法定地址在8980 Fraserwood Court, Unit 10 Bumaby B.C.V5J 5H7 CANADA（加拿大英属哥伦比亚省本拿比弗里泽吾德10单元8980）；法定代表人：贾忠波；职务：董事长；国籍：中国。

第3章　　　合资经营公司

第二条

甲、乙方根据《中华人民共和国中外合资经营企业法》和中国的其它有关法规，同意在中国大连市建立合资经营大连北港信息科技有限公司（DALIAN NORTHPORT INFORMATION SCIENCE & TECHNOLOGY CO., LTD.）（以下简称合营公司）。

第三条　　　　　　合营公司的名称为大连北港信息科技有限公司（DALIAN NORTHPORT INFORMATION SCIENCE & TECHNOLOGY CO., LTD.）。

合营公司的法定地址为：中国大连高新园区七贤岭基地火炬路1号A座512室。

第四条

合营公司为中国法人，其一切活动必须遵守中华人民共和国的法律、法令

和有关条例的规定。

第五条

合营公司的组织形式为有限责任公司。甲、乙方以各自认缴的出资额对合营公司承担责任，各方按其出资额在注册资本中的比例分享利润和分担风险及亏损。

第四章 生产经营目的、范围和规模

第六条

甲、乙双方合资经营的目的是：本着经济技术合作的愿望，利用双方的有利条件，采用先进而适用的技术和科学的经营管理方法，拓宽计算机网络运营及软件开发规模，增强企业竞争力，提高社会效益和经济效益，使投资双方获得满意的经济利益。

第七条 合营公司的经营范围：

计算机网络报税系统的技术服务、软件开发、系统集成。

第八条 合营公司的经营规模如下：

本地市场开发和外埠市场的拓展，均以1万户为一个单位，每发展1万户需投资50万美元，力争年发展4万户投资200万美元。

第五章 投资总额和注册资本

第九条 合资公司的投资总额为50万美元。

第十条

甲、乙双方的出资额共为35万美元。以此作为合营公司的注册资本。其中：

甲方：出资人民币58万元，相当于7万美元，占注册资本20%；

乙方：出资28万美元，占注册资本80%。

第十一条 甲、乙双方将以下列作为出资：

甲方：现金58万元人民币，相当于7万美元。

乙方：现金28万美元。

第十二条 甲乙方出资期限为：

合资公司注册资本由甲、乙方按其出资比例分两期缴付，每期缴付的数额如下：

第一期甲方缴付50％；乙方缴付50％，在合营公司营业执照签发之日起30天内缴清。

第二期甲方缴付50％；乙方缴付50％，在合营公司营业执照签发之日起60天内缴清。

第十三条

甲、乙任何一方如向第三者转让其全部或部分出资额，须经另一方同意，报审批机构批准。

一方转让其全部或部分出资额时，另一方有优先购买权。

第六章　厂房、土地使用权

第十四条 合营公司所需场地400平方米。

上述厂房由合营公司向甲方租赁（祥见租赁协议）；

第七章　合营各方的责任

第十五条 甲、乙双方应各自完成以下各项事宜：

甲方责任：

1．办理为设立合营公司向中国有关主要部门申请批准，登记注册、领取营业执照等事宜；

2．负责合营公司在中国境内购置或租赁设备、材料、原料、办公用具、交通工具、通讯设施等；

3．按第五章规定按期如数出资；

4．负责合营公司招聘中国籍的经营管理人员、技术人员、工人及其他人员；

5．负责外籍工作人员办理所需的入境签证、工作许可证和旅行手续等；

6．协助办理乙方作为出资而提供的机械设备的进口报关手续和在中国境内的运输；

7．协助合营公司落实水、电、交通等基础设施；

8．负责办理合营公司委托的其它事宜。

乙方责任：

1．按第五章规定按期如数出资；

2．办理合营公司委托在中国境外选购机械设备、材料等有关事宜；

3．提供需要的设备安装、调试以及试生产技术人员、生产和检验技术人员；

4．培训合营公司的经营管理人员以及技术人员和工人以及其他人员；

5．负责办理合营公司委托的其它事宜。

第8章　　技术转让

第十六条

为达到设计要求，提高技术能力，双方同意合营公司采用国外先进技术。该技术由乙方无偿提供。

第十七条 乙方对技术转让提供如下保证：

1．乙方保证提供的技术是完整的、适用的、可靠的。是符合合营公司经营目的的要求的，保证能达到本合同要求的产品质量和生产能力；

2．乙方保证本合同和技术转让协议规定的技术全部转让给合营公司，保证提供的技术是乙方同类技术中最先进的技术，设备的选型及性能质量是优良的，并符合工艺操作和实际使用的要求；

3．图纸、技术条件和其他详细资料是所转让的技术的组成部分，乙方保证如期提交；

4．在技术转让协议有效期内，乙方对该项技术的改进以及改进的情报和技术资料，应及时提供给合营公司，不另收费用；

5．乙方保证在技术转让协议规定的期限内使合营公司技术人员和工人掌握所转让的技术。

第九章　董事会

第二十条

合营公司设立董事会，合营公司注册登记之日为合营公司董事会成立之日。

第二十一条

董事会由七名董事组成，其中甲方委派二名，乙方委派五名。董事长由甲方委派，副董事长由乙方委派。董事长、副董事长和董事任期四年，经委派方继续委派可以连任。

第二十二条

董事会是合营公司的最高权力机构，决定合营公司的一切重大事宜。以下重大问题，应由出席董事会会议的董事一致通过，方可作出决定：

（1）　　合营公司章程的修改；

（2）　　合营公司的中止、解散；

（3）　　合营公司注册资本的增加、减少；

（4）　　合营公司的合并、分立。

第二十三条

其它事项可采取出席董事会会议的三分之二以上董事或过半数董事通过。

第二十四条

董事长是合营公司的法定代表人，董事长因故不能履行其职责时，可临时授权副董事长或者其他董事为代表。

第二十五条

董事会会议每年召开二次，由董事长召集并主持会议。经三分之一以上的董事提议，董事长可召开董事会临时会议。会议记录应归档保存。

第十章　经营管理机构

第二十六条

合营公司设经营管理机构，负责合营公司的日常经营管理工作。经营管理机构设总经理一人，由甲方推荐，副总经理二人，甲、乙双方各推荐一人。总经理

、副总经理由董事会聘任，任期四年。

第二十七条

总经理的职责是执行董事会会议的各项决议，组织领导合营公司的日常经营管理工作。副总经理协助总经理工作。

合营公司根据需要，下设生产、技术、财务、行政等部门，分别负责各部门的工作，并对总经理和副总经理负责。

第二十八条

总经理、副总经理有营私舞弊或严重失职的，经董事会决议可随时撤换。

第十一章　劳动管理

第二十九条

合营公司职工的招收、招聘、辞退、工资、劳动保险、生活福利和奖惩等事项，按照《中华人民共和国中外合资经营企业劳动管理规定》及其实施办法，经董事会研究制定方案，由合营公司和合营公司的工会组织集体或个别的订立劳动合同加以规定，并报当地劳动管理部门备案。

第三十条

甲乙方推荐的高级管理人中的聘请和工资待遇、社会保险、福利、差旅费标准等，由董事会会议讨论决定。

第十二章　税务、财务、审计

第三十一条 合营公司按照中国的有关法律和条例规定缴纳各种税金。

第三十二条

合营公司职工按照《中华人民共和国个人所得税法》缴纳个人所得税。

第三十三条

合营公司按照《中华人民共和国中外合资经营企业法》的规定提出储备基金，企业发展基金及职工福利奖励基金，每年提出的比例由董事会根据公司经营情况讨论决定。

第三十四条

合营公司的会计年度采用公历年制，自每年1月1日起至12月31日止为一个会计年度。一切记账凭证、单据、报表、帐簿、用中文书写。

第三十五条

合营公司的财务审计聘请在中国注册的会计师审查、稽核，并将结果报告董事会和总经理。

第三十六条

每营业年度的头三个月，由总经理组织编制上一年度的资产负债表、损益计算书和利润分配方案，提交董事会会议审查。

合营公司的全部利润，在缴纳所得税，提取第三十三条所列基金后，应按合营各方出资比例，由董事会确定的利润分配方案进行分配。

第十三章　合营期限、解散与清算

第三十七条

合营公司的合营期限为二十年。合营公司的成立日期为合营公司营业执照签发之日。

经一方提议，董事会会议一致通过，可以在合营期满六个月前向原审批机构申请延长合营期限。

第三十八条 本合营公司在下述情况下解散

1．合营期满；

2．合营期满之前，出现下述任何一种情况或事件，经董事会决议，本合营公司也可解散；

a． 合营公司遭受重大损失，无法继续经营；

b． 任何一方违反经营合同规定，使本公司无法继续经营；

c． 合营企业达不到经营目的，投资无法回收；

d． 不可抗力等。

第三十九条

合营公司宣告解散时，董事会应组织清算委员会，按《中华人民共和国中外合资经营企业法实施条例》的有关规定进行清算。

第十四章　合营期满财产处理

第四十条

合营期满或提前终止合营，合营公司应依法进行清算，清算后的财产，根据甲乙双方投资比例进行分配。

第十五章　保险

第四十一条

合营公司的各项保险均在中国人民保险公司投保、投保险别、保险价值、保期等按照中国人民保险公司的规定由合营公司董事会讨论决定。

第十六章　合同的修改、变更与解除

第四十二条

对本合同及其附件的修改必须经甲、乙双方签署书面协议，并报原审批机构批准，才能生效。

第四十三条

由于不可抗力，致使合同无法履行，或是由于合营公司连年亏损，无力继续经营，经董事会一致通过，并报原审批机构批准，可以提前终止合营期限和解除合同。

第四十四条

由于一方不履行合同，章程规定的义务，或严重违反合同、章程规定，造成合营公司无法经营或无法达到合同规定的经营目的，视作违约方单方终止合同，他方除有权向违约方索赔外，并有权按合同规定报原审批机构终止合同。如甲、乙双方同意继续经营，违约方应赔偿合营公司的经济损失。

第十七章　违约责任

第四十五条

甲、乙任何一方未按本合同第五章的规定依期按数提交完出资额时，从逾期第一个月算起，每逾期一个月，违约一方应承担未交出资额的5%的违约金给守约的一方。如逾期三个月仍未提交，除应按本条规定承担违约金外，守约一方有权按本合同第四十四条规定终止合同，并要求违约方赔偿损失。

第四十六条

由于一方违约，造成本合同及其附件不能履行或不能安全履行时，由违约一方承担违约责任，如属双方违约，根据实际情况，由双方分别承担各自应负的违约责任。

第十八章 不可抗力

第四十七条

由于地震、台风、火灾、水灾、战争以及其它不能预见并且对其发生和后果不能防止或避免的不可抗力，致使直接影响合同的履行或者不能按约定的条件履行时，遇有不可抗力情形的一方，应立即通知另一方，并在15天内提供不可抗力的详情及经公证的合同不能履行或部分不能履行或需延期履行的理由的证明文件。按其对履行合同影响的程度，由双方协商决定是否解除合同，或部分解除履行合同的责任或延期履行合同。

第十九章 适用法规

第四十八条

本合同的订立、效力、解释、履行和争议的解决均受中华人民共和国法律的管辖。

第二十章 争议的解决

第四十九条

凡因本合同引起的或与本合同有关的任何争议，双方应通过友好协商解决，如果协商不能解决，应提交大连仲裁委员会进行仲裁，仲裁裁决是终局的，对双方都有约束力。

第五十条

在仲裁过程中，除双方有争议正进行仲裁的部分外，本合同应继续履行。

第二十一章 文字

第五十一条 本合同用中文写成。

第二十二章 合同生效及其它

第五十二条

按照本合同规定的各项原则订立的附属协议文件，合资协议书，均为本合同的组成部分。

第五十三条

本合同及其附件，均须经大连市对外经济贸易委员会批准，自批准之日起生效。

第五十四条

甲、乙双方发送通知的方法，如用电报、电传通知时，凡涉及各方权利、义务的，应随之以书面信函通知。合同中所列双方的法定地址即为甲、乙双方收件地址。

第五十五条　　本合同于2001年　　　　　　　　　　　　月日由甲、乙双方的法定代表人在中国大连签字。

中国大连北港信息　　　加　　拿　　大

发 展 有 限 公 司　　　ATC SYSTEMS INC

法定代表人签字：　　　法定代表人签字：